UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                                          OMB Number: 3235-0058
                                   FORM 12b-25

                             SEC FILE NUMBER: 001-16423
                             CUSIP NUMBER: 450083 10 0

                            NOTIFICATION OF LATE FILING
(Check One): [ ] Form 10-KSB [ ] Form 20-F [ ] Form 11-K  [ ] Form 10-QSB
             For Period Ended:       September 30, 2004

             [X] Transition Report on Form 10-KSB
             [ ] Transition Report on Form 20-F
             [ ] Transition Report on Form 11-K
             [ ] Transition Report on Form 10-Q
             [ ] Transition Report on Form N-SAR
             For the Transition Period Ended: September 30, 2004

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
Full Name of Registrant: ISA INTERNATIONALE INC.
Former Name if Applicable: none

2560 RICE STREET
Address of Principal Executive Office (Street and Number):
ST. PAUL, MN             55113
City,   State          Zip Code:
Telephone number: (651) 483-3114

PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
[x] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

<


PART III -- NARRATIVE
State below in reasonable detail the reasons why Forms 10-KSB, 20-F, 11-K, 10-QSB, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

On November 4, 2004 we filed Form 8-K announcing that effective as of November 2, 2004 the Company changed our fiscal year end to September 30, 2004. Previously we used the calendar year as our fiscal year. On December 28, 2004 we filed Form 12b-25 (NT 10-KSB), requesting an extension to January 13, 2005 to file our annual report on Form 10-KSB. This filing was in error and did not have to be filed. This revised date turned out not to be feasible so we requested a clarification of the filing rules from the SEC. Rule 15d-10 Transition Reports, states that "The report pursuant to this section shall be filed for the transition period not more than the number of days specified in paragraph (j) (90 days) of this section after either the close of the transition period or the date of the determination to change the fiscal closing date, whichever is later." Interpreting this rule, our Company has 90 days from the announced change of our fiscal year to submit our report.

The Registrant is undergoing a process of completing a major asset purchase agreement as described in prior 8-K filings. Due to the change in the Company's fiscal year, the Company has 90 days from the date of Board approval of the fiscal year change or November 2, 2004. The Company's new auditing firm needs additional time beyond our revised due date of January 31, 2005 to complete their audit of the Company's records. Due to these recent events, the Registrant requests an extension of time to file its Form 10-KSB Transition Report, as it could not complete the filing of its Form 10-KSB Transition Report on or before the prescribed due date without unreasonable effort. The Company expects to file Form 10-KSB for its fiscal year ending September 30, 2004 on or before February 15,2005.


PART IV-- OTHER INFORMATION

(1) Name and telephone number of contact person in regard to this notification:
Bernard L. Brodkorb, Jr.       (651)      483-3114
      (Name)              (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If answer is no, identify report(s).  [x] Yes  [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes [x] No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable Estimate of the results cannot be made.

ISA INTERNATIONALE INC.
(Name of Registrant)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date: January 31, 2005
By:

/s/Bernard L. Brodkorb
President, Chief Executive Officer, and Chief Financial Officer
ISA Internationale Inc.